Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

April 3, 2015

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom Andrew Blume Jason Niethamer Jacqueline Kaufman

Re:	TerraForm Global, Inc. (f/k/a SunEdison Emerging Markets Yield, Inc.) Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted March 6, 2015 CIK No. 0001620702

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, TerraForm Global, Inc., a Delaware corporation (the “Company”), has today submitted to the Securities and Exchange Commission (the “SEC”), a fourth Confidential Draft Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 2, 2015, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from Amendment No. 2 to the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on March 6, 2015. In addition to responding to the Staff’s comments, the Amendment also reflects the change in the Company’s legal name from SunEdison Emerging Markets Yield, Inc. to TerraForm Global, Inc. pursuant to a charter amendment effected on April 1, 2015. In addition, the Amendment reflects two pending acquisitions pursuant to which the Company will acquire three additional South African projects concurrently with the closing of the offering and the remaining interest of the NSM 24 project from third-party sellers concurrently with the closing of the offering. Where applicable, we have also referenced in

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Securities and Exchange Commission

April 3, 2015

the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that address the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

In addition to addressing the comments raised in your letter dated April 2, 2015, the Company is amending its response to Comment 1 of your letter dated October 29, 2014 as set forth below.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

In response to the Staff’s comment and in accordance with Rule 418(b) promulgated under the Securities Act and Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. §200.83), we are submitting in hard copy form under separate cover the “testing-the-water” presentations that the Company used in reliance on Section 5(d) of the Securities Act. The Company has not presented any other written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf.

Unaudited pro forma condensed financial statements

Notes to the unaudited pro forma statements of operations for the year ended December 31, 2014, page 101

1.	We have reviewed your response to comment 5 and note that your description of the acquired debt adjustment in your response appears to be more detailed and informative than your current footnote disclosures. Please revise your disclosures to provide the additional information included in your response and, to the extent material, ensure that you present all adjustments on a gross basis.

Response

In response to the Staff’s comment, the Company has revised its disclosures on page 108 of the Prospectus to provide additional details and information regarding acquired debt. The Company is assuming all of the outstanding indebtedness of the Acquired Projects and, as a result, has not included any disclosure that was otherwise included in the Company’s response to comment 5 with respect to debt not assumed. To the extent material, the Company has presented all pro forma adjustments on a gross basis.

Securities and Exchange Commission

April 3, 2015

Management’s discussion and analysis of financial condition and results of operations

Combined results of operations of our predecessor, page 116

2.	We note your disclosure on page 117 that you recognized gains and losses on foreign currency exchange within non-operating income. Please tell us if you classify all foreign exchange gains and losses within non-operating income or if you classify such items in both operating and non-operating income depending on the nature of the underlying transaction.

Response

The Company advises the Staff that it classifies all foreign exchange gains and losses within non-operating income and loss. The underlying accounts that generate foreign exchange gains and losses (primarily long-term debt and the cash used to service such debt) are generally non-operating in nature.

SunEdison Emerging Markets Co. (Predecessor) audited combined financial statements

1. Nature of Operations, page F-8

3.	We note your disclosure that the project entities in India and South Africa are majority- owned subsidiaries of the Parent and that you consolidate the project entities in these countries. Please address the following comments:

•	Your disclosure on page 4 indicates that you have 9.6% ownership interests in the South African Witkop and Soutpan projects. Please tell us how you determined that these entities should be consolidated and, in doing so, tell us if you consolidate these entities under a voting interest or variable interest model. Also explain whether or not the other owners have any substantive participating or kick out rights that might preclude consolidation. To the extent necessary, please tell us how you applied the guidance in ASC 810-10-25-44.

Response

In response to the Staff’s comment, the Company advises the Staff that it does not currently hold a 9.6% ownership interest in the South African Witkop and Soutpan projects. The Sponsor currently holds the 9.6% ownership interest. Under the common control framework under which the predecessor’s financial statements are prepared, we are including in our predecessor’s financial statements those projects expected to be contributed and in which our Sponsor has a controlling interest and consolidates under the voting or variable interest model. The Company has revised its disclosures on pages 166 and 167 of the Prospectus to clarify its current ownership interests.

Securities and Exchange Commission

April 3, 2015

•	Your disclosures on page 153 indicate that Chint Solar (Zhejiang) Co., Ltd. has a 41.3% ownership interest in the South African projects and that the remaining interest is owned by your local partners. Please tell us if your Parent owns Chint Solar and, if so, quantify the ownership percentage.

Response

The Company advises the Staff that the Sponsor does not have any ownership interest in Chint Solar (Zhejiang) Co., Ltd. The Company has revised its disclosures on pages 164 and 167 of the Prospectus to emphasize that our ownership of the project in our Initial Portfolio is conditioned upon consummation of the Organizational Transaction and clarify the ownership interests in its South African projects.

•	Based on your disclosures on pages 150 and 151, we note that you own a 49% interest in the Indian NSM projects and that your Sponsor owns the remaining 51%. As with your South African entities, please tell us how you determined that these entities should be consolidated and, in doing so, tell us if you consolidate these entities under a voting interest or variable interest model. To the extent necessary, please tell us how you applied the guidance in ASC 810-10-25-44.

Response

The Company advises the Staff that the Company does not currently own a 49% interest in NSM Suryalabh, NSM Sitara or NSM L’Volta, and that the Sponsor currently owns 100% of the equity interests in these projects. The Sponsor will contribute a 49% ownership interest in these projects to the Company in connection with the Formation Transactions, and the Company intends to acquire its Sponsor’s remaining 51% ownership interest upon the first anniversary of the commencement of commercial operations of these projects. The Company has included these projects in the predecessor’s financial statements because these projects are consolidated by the Sponsor under the voting interest model. The Company’s disclosure on page 164 of the Prospectus reflects this ownership structure.

Securities and Exchange Commission

April 3, 2015

6. Income Taxes, page F-16

4.	We have reviewed your effective tax rate reconciliation on page F-17 and have the following comments:

•	Tell us and disclose the nature of the “Branch income” line item.

Response

The Company advises the Staff that the “Branch income” line item represents pre-tax income or loss generated in foreign pass-through entities, inclusive of permanent differences, multiplied by the U.S. statutory tax rate. This line item reflects the double taxation of foreign income or loss which will occur as a result of such income or loss being subject to tax in both the United States and the foreign jurisdiction in which the entity is located. The U.S. statutory rate, rather than the local foreign rate, is applied to this income or loss so that the impact of the rate differential between the U.S. statutory rate and the various foreign rates can be separately shown in the line item “Foreign rate differential.” The Company has revised its disclosure on page F-18 of the Prospectus to clarify the nature of the “Branch income” line item.

•	Tell us and disclose the nature of the items included in the “Foreign taxes” line item. To the extent individual components of this line item are material, such as certain country-specific tax incentives discussed in the government incentives section beginning on page 160, please separately present those components.

Response

The Company advises the Staff that the “Foreign taxes” line item represents the future U.S. tax implications associated with foreign tax expense or benefit generated in each foreign jurisdiction. To the extent a foreign jurisdiction generates tax expense, that expense is generally expected to result in U.S. tax deductions in the future. To the extent a foreign jurisdiction recognizes a tax benefit, that benefit is generally expected to result in an increase to U.S. taxable income in the future. The “Foreign taxes” line item does not include any significant country-specific tax incentives. The Company has revised its disclosure on page F-19 of the Prospectus to clarify the nature of the “Foreign taxes” line item.

•	While you have included a line item in your reconciliation between the effective income tax rate and the federal statutory rate for these items on page F-17, we remind you of the disclosure requirements outlined in ASC 740-10-50-14.

Securities and Exchange Commission

April 3, 2015

Response

The Company has reviewed the requirements outlined in ASC 740-10-50-14 and believes that its disclosures appropriately describe the nature and effect of the significant matters affecting comparability of information for all periods presented. For example, the Company has disclosed pre-tax income or loss in each foreign jurisdiction for all periods presented.

8. Stock-based compensation, page F-20

5.	Please tell us why you have yet to recognize any compensation expense related to your September 2014 grants of restricted stock awards and restricted stock units.

Response

The Company advises the Staff that the vesting of the September 2014 restricted stock awards and restricted stock units is contingent upon the completion of the offering. Consequently, the Company has not yet recognized any compensation expense upon its conclusion that the completion of the offering is not probable as it is outside of the Company’s control. The Company will, however, give pro forma effect to such restricted stock grants in the unaudited pro forma condensed consolidated financial statements.

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We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Paul D. Zier at (312) 862-2180.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:	Carlos Domenech Zornoza
Jeremy Avenier
Yana Kravtsova

TerraForm Global, Inc.